[Protective Life Insurance Company Letterhead]

September 19, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Post-Effective Amendment No. 10 to the Form N-4

Registration Statement File No. 333-145621

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Protective Life Insurance Company (the “Company”), on its own behalf and on behalf of Protective Variable Annuity Separate Account (the “Separate Account”), hereby requests that Post-Effective Amendment No. 10 (filed on September 20, 2011) to the Registration Statement filed on Form N-4 (File No. 333-145621) be accelerated and declared effective on October 3, 2011, or as soon thereafter as is reasonably practicable.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced registration statement, the Company hereby acknowledges that:

•                  should the Securities Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Protective Life Insurance Company

Protective Variable Annuity Separate Account

By:	/s/John D. Johns
John D. Johns
Chairman of the Board, CEO, and President

[Investment Distributors, Inc. Letterhead]

September 19, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:                               Post-Effective Amendment No. 10 to the Form N-4

Registration Statement File No. 333-145621

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Protective Life Insurance Company, on its own behalf and on behalf of Protective Variable Annuity Separate Account, hereby requests that Post-Effective Amendment No. 10 (filed on September 20, 2011) to the Registration Statement filed on Form N-4 (File No. 333-145621) be accelerated and declared effective on October 3, 2011, or as soon thereafter as is reasonably practicable.

Investment Distributors, Inc.

By:	/s/ Edwin V. Caldwell
Edwin V. Caldwell
President